
Mail Stop 3561   January 5, 2018

Keith Cozza
Chief Executive Officer
Icahn Enterprises L.P.
767 Fifth Avenue, Suite 4700
New York, NY 10153

> **Re: Icahn Enterprises L.P.**
> **Registration Statement on Form S-4**
> **Filed December 21, 2017**
> **File No. 333-222222**

Dear Mr. Cozza:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Julie Griffith at 202-551-3267 with any questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure